Securities and Exchange Commission

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Henderson Citizens Bancshares, Inc.

(NAME OF ISSUER)

(Amendment No. 4)

Henderson Citizens Bancshares, Inc.

HCB Merger Corp.

David R. Alford

E. Landon Alford

R. M. Ballenger

Kenneth R. Black

Stayton M. Bonner, Jr.

David J. Burks

Billy Crawford

Sheila Gresham

James M. Kangerga

J. Mark Mann

Milton S. McGee, Jr.

Charles Richardson

Nelwyn Richardson

Jeff Scribner

Rebecca G. Tanner

Tony Wooster

William E. Wylie

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $5.00 PAR VALUE

(Title of Class of Securities)

42474A 10 6

(CUSIP Number of Class of Securities)

Milton S. McGee, Jr.

President and Chief Executive Officer

Henderson Citizens Bancshares, Inc.

201 West Main Street, P.O. Box 1009

Henderson, Texas 75653

(903) 657-8521

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Charles E. Greef, Esq.

Brian R. Marek, Esq.

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3200

Dallas, Texas 75202-2799

(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☒

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee
3,000,000	$242.70

(*)The filing fee was determined based upon the product of (a) the estimated 93,750 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $32.00 per share of common stock (the “Total Consideration”).

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$242.70
Form or Registration No.:	Schedule 13E-3
Filing Party:	Henderson Citizens Bancshares, Inc.
Date Filed:	May 8, 2003

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2003 and amended on June 19, 2003, July 11, 2003 and July 14, 2003 by Henderson Citizens Bancshares, Inc., a Texas corporation and registered bank holding company (the “Company”), and HCB Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), David R. Alford, E. Landon Alford, R. M. Ballenger, Kenneth R. Black, Stayton M. Bonner, Jr., David J. Burks, Billy Crawford, Sheila Gresham, James M. Kangerga, J. Mark Mann, Milton S. McGee, Jr., Charles Richardson, Nelwyn Richardson, Jeff Scribner, Rebecca G. Tanner, Tony Wooster and William E. Wylie in connection with the merger (the “merger”) of merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger pursuant to an Agreement and Plan of Merger, dated as of February 23, 2003 (the “merger agreement”), between the Company and merger subsidiary. A copy of the merger agreement is attached as Appendix A to the proxy statement that was previously filed as Exhibit (a)(i) to Amendment No. 3 to the Schedule 13E-3. This final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the transaction contemplated by the merger agreement.

On Thursday, August 14, 2003, at a special meeting of the shareholders of the Company, the shareholders approved and adopted the merger agreement and the merger contemplated thereby. The Company and merger subsidiary subsequently filed Articles of Merger with the Secretary of State of the State of Texas and the merger became effective at 5:00 pm, Central Time, on August 14, 2003 (“Effective Time”). Pursuant to the terms of the merger agreement, each share of the Company’s common stock, par value $5.00 per share (“Company stock”), held of record by a shareholder who owned, as of the Effective Time, fewer than 500 shares of Company stock, was converted into the right to receive $32.00 in cash from the Company. The Company has arranged with Citizens National Bank, Henderson, Texas, as exchange agent, for letters of transmittal and other appropriate documents to be mailed promptly to all such shareholders. As a result of the merger, there are now fewer than 300 holders of record of Company stock.

The Company issued a press release on August 15, 2003 announcing the consummation of the merger. A copy of the press release is attached as Exhibit 99.1 to the Form 8-K filed by the Company on August 15, 2003.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2003

HENDERSON CITIZENS BANCSHARES, INC.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

HCB MERGER CORP.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

Pursuant to the requirements of the Securities Act of 1933, this schedule has been signed by the following persons, as Filing Persons, and on the dates indicated.

	Signature	Date

	/s/ David R. Alford* David R. Alford	August 19, 2003

	/s/ E. Landon Alford* E. Landon Alford	August 19, 2003

	/s/ R. M. Ballenger* R. M. Ballenger	August 19, 2003

	/s/ Kenneth R. Black* Kenneth R. Black	August 19, 2003

	/s/ Stayton M. Bonner, Jr.* Stayton M. Bonner, Jr.	August 19, 2003

	/s/ David J. Burks* David J. Burks	August 19, 2003

	/s/ Billy Crawford* Billy Crawford	August 19, 2003

	/s/ Sheila Gresham* Sheila Gresham	August 19, 2003

	/s/ James M. Kangerga* James M. Kangerga	August 19, 2003

	/s/ J. Mark Mann* J. Mark Mann	August 19, 2003

	/s/ Milton S. McGee, Jr.* Milton S. McGee, Jr.	August 19, 2003

	/s/ Charles H. Richardson* Charles H. Richardson	August 19, 2003

	/s/ Nelwyn Richardson* Nelwyn Richardson	August 19, 2003

	/s/ Jeff Scribner* Jeff Scribner	August 19, 2003

	/s/ Rebecca G. Tanner* Rebecca G. Tanner	August 19, 2003

	/s/ Tony Wooster* Tony Wooster	August 19, 2003

	/s/ William E. Wylie* William E. Wylie	August 19, 2003

*By:	/s/ Milton S. McGee, Jr.	August 19, 2003
Milton S. McGee, Jr., attorney-in-fact